Exhibit 99

CH2M Internal Market Rules

The following rules, adopted from time to time by CH2M’s Board of Directors, govern the operation of the CH2M Internal Market (the “Market”).

CH2M HILL Companies, Ltd. (“CH2M”) may, but is not obligated to, facilitate a market to enable eligible participants to sell or purchase shares of CH2M common stock (the “Common Stock”) up to four times each year (each, a “Trade Date”). The Trade Dates shall be determined by the CH2M Board of Directors. All trades of Common Stock on the Market shall be made at the price determined by the CH2M Board of Directors from time to time, as provided in the CH2M Prospectus filed with the US Securities and Exchange Commission.

All eligible CH2M employees, directors, consultants, the trustees and administrators of CH2M’s qualified and non-qualified employee benefit plans, and others as determined by the Board of Directors from time to time, shall be permitted to participate in the Market. For beneficially owned Common Stock, sales must be directed by record holders in accordance with relevant instruments relating to the rights and obligations of the respective parties. CH2M may, but is not obligated to, sell or purchase Common Stock in the Market, provided that CH2M shall not be both a seller and a purchaser on the same Trade Date.

On any Trade Date, CH2M may, but shall not be obligated to, purchase Common Stock in the Market, if the Market is under-subscribed (the aggregate number of shares of Common Stock offered for sale in the Market is greater than the aggregate number of shares of Common Stock sought to be purchased by authorized buyers).

If (after taking into account all orders to purchase and sell Common Stock in the Market, including the CH2M order, if any) the aggregate number of shares of Common Stock offered for sale in the Market is greater than the aggregate number of shares of Common Stock sought to be purchased by authorized buyers, offers to sell will be treated in the following manner:

a)

If enough orders to buy are received to purchase all the shares of Common Stock offered by each seller selling fewer shares than the Proration Amount and at least the Proration Amount of shares from each other seller, then all sell orders will be accepted up to the Proration Amount of shares and the portion of any sell orders exceeding the Proration Amount of shares will be accepted on a pro-rata basis;

b)

If not enough orders to buy are received to purchase all the shares offered by each seller selling fewer than the Proration Amount of shares and at least the Proration Amount of shares from each other seller, then the purchase orders will be allocated equally to each seller.

The “Proration Amount” is the number of shares determined by CH2M’s Board of Directors from time to time, initially 500 shares, for purposes of determining whether the proration or equal allocation treatment of sell orders described above will apply on any Trade Date. Once determined, the Proration Amount will remain in effect for each subsequent Trade Date until a different Proration Amount is determined.

On any Trade Date, CH2M may, but shall not be obligated to, sell Common Stock in the Market, if the Market is over-subscribed (the aggregate number of shares of Common Stock sought to be purchased in the Market exceeds the aggregate number of shares of Common Stock offered for sale in the Market).

If (after taking into account all orders to purchase and sell Common Stock in the Market, including the CH2M order, if any) the aggregate number of shares of Common Stock sought to be purchased in the Market exceeds the aggregate number of shares of Common Stock offered for sale in the Market, the purchasers in the Market will have the following priority:

a)	Administrator of the Payroll Deduction Stock Purchase Plan (“PDSPP”);

b)	Trustees of the CH2M Deferred Retirement Savings Plan (the “401(k) Plan”)

c)	Individual Market participants on a pro-rata basis (including purchases through the pre-tax and after-tax deferred compensation plans.)

If CH2M elects to participate in the Market on any Trade Date, CH2M shall participate in the Market as a buyer or a seller of Common Stock at the Common Stock share price in effect on the Trade Date.

CH2M shall publish the then current Common Stock share price, Proration Amount and upcoming Trade Date as determined by the Board of Directors prior to each Trade Date through internal communications and public filings.

An independent administrator (the “Plan Administrator”), shall be appointed by the Board of Directors to manage the Market for CH2M. The Plan Administrator shall act upon the instructions received from buyers and sellers to affect trades in the Market at the price set by CH2M Board of Directors in accordance with these Internal Market Rules.

The Plan Administrator may charge transaction fees to Market participants for its services as agreed with CH2M.

The Plan Administrator will not buy or sell shares in the Market for its own account.

Common Stock obtained as a result of purchases in the Market will be subject to restrictions, as set forth in CH2M’s Restated Articles of Incorporation and Restated Bylaws, each as effected from time to time.